FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October, 2009
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

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Item		Number

1.	Seventh Investor Conference: Chairman Presentation	2

Seventh Investor Conference: Chairman Presentation
delivering sustainable growth cesar alierta exective chairman and chief executive officer 9 october 2009

Disclaimer
This presentation contains statements that constitute forward-looking statements about the Company, within the general meaning of the term and within the meaning of applicable securities laws, including financial projections and estimates and their underlying assumptions,statements regarding plans., objectives and expectations. These statements appear in a number of places in this document and include statements regarding our intent, belief or current expectations regarding our customer base, estimates regarding future growth in our different business lines and our global business, market share, financial results and other aspects of our activity and situation relating to the Company. The forward looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends’yjbelieves“rand similar language or the negative thereof or by the forward looking nature of discussions of strategy, plans or intentions.
S uc h forwa rd I oo ki n g st ate m entsr by t he i r natu re, are n ot g ua ra ntees of futu re perfo rma n ce a n d i nvolve risks a n d u n ce rta i nti es, a n d act ua I res u Its may d iffe r m al eria I ly from those in the forward looking statements as a result of various factors. These risks and uncertainties include those discussed or identified in the documents filed by Telefonica with the re levant Securities Markets Regulators, and in particular, with the Spanish Securities Market Regulator.
Except as required by applicable law, Telefonica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefonica’s business or acquisition strategy or to reflect the occurrence of unanticipated events.
Neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities.
Finally, be advised that this document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefonica. Furthermore, Telefonica may present financial information herein that is not prepared in accordance with IFRS.This non-GAAP financial information should be considered in addition to, but not as a substitute for, financial information prepared in accordance with IFRS. Telefonica has included such non CAAP financial information because Telefonica’s management uses such financial information as part of its internal reporting and planning process and to evaluate Telefonica’s performance. Accordingly,Telefonica believes that investors may find such information useful. However, such non CAAP financial information is not prepared in accordance with IFRS or any other generally accepted accounting principles, and such non-GAAP financial information, as defined and calculated by us, may be different from similarly-titled financial information used by other companies. Investors a re cautioned not to place undue reliance on such n on-GAAP financial information.

Index 1Telecoms: A steady growth industry 2Telefonica, a differential growth track Our current strengths Our growth strategy Our new guidance & shareholders’ return policy

01 The digital revolution is happening regardless the economic cycle
Cost control* More focus on value
for money
Telecom spend sheltered
with lower price*More onhne
sensitiveness More outsourcing
opportunities
 _____  .. Focus on access market. Increased market
share by weakest playersconsolidation
 _____  .. Focus on revenue market. Less t,ut stronger
share by established playersglobal players
Long term growth
Weaker markets inprospects based on digital
some geographies due  _____  connected world
to macro conditions. Endless demand for value
added services & applications

People are willing to adopt new services to improve the way they live and work Time to reach the first 150 million users

01 ...while improving **business'** productivity and competitiveness...


Productivity improvement by BB introduction at the company level
20%
10%
5%
0%
25%
50%
100%
Percentage of information-intensive activities by sector
Business services sector
Services sector
Manufacturing sector

Source: MICUS for E. Commission, 2008

Telefónica 6

...while improving business* productivity and competitiveness...

...and becoming an essential pillar for governments to promote a renewed world economic model
US Broadband Technology Opportunities Program
The program approved in February 2009 focuses on expanding broadband services to enhance broadband capacity at public computer centers, stimulate the economy and create jobs
European Commission Broadband gap policy
The next European Commission could develop a European Digital Agenda to tackle the main obstacles to a genuine digital single market, promote a investment in high-speed internet and a vert an unacceptable digital divide (Political guidelines for the next Commission. Barroso speech)
UK Digital Britain Program
Program focused on five objectives for 2012: upgrading the digital network, investment for digital content, content of quality, access for all and enabling on line delivery of e-Government
German Federal Government’s Broadband Strategy
High-speed broadband networks that enable the rapid exchange of information and knowledge are crucial for economic growth. The aim is to have nationwide capable broadband access by no later than the end of 2010
Spain Plan Avanzaz
Program focused on safer ICT systems for businesses and for individuals, content development, e-Servkes and broadband promotion. € 1.5 bn budget in 2009
Chile Digital Action Plan
Program focused for 2010 on increasing internet connectivity, fostering e-Government services, ICT adoption for businesses & Clusters,e-Education & boosting Global Technological Services industry (Offshoring)

Our industry will continue to be a continuous source of growth...

7.2 bn total accesses by 2012E1
413 bn accesses since 2008
FBB accesses Xl. 5 x
MBB accesses X42
FTTHX33
Mobile data market US$ 350 bn bv 2012E2

Total traffic volume X4 from 2008 to 2012E4
Towards an “a I ways-on-world”
User generated content growth
Hu e growth of digital content
available online
Hundred thousands of applications
available
Massive growth fueled by video

...with other multiple applications new business arising towards an eventual Total Digital Life

Index 1Telecoms: A steady growth industry 2Telefonica, a differential growth track Our current strengths Our growth strategy Our new guidance & shareholders’ return policy

02 What makes us a differential player in this growth industry? Our current strengths Guidence & Shareholders’ return policy our focused growth strategy

02 Our current strengths
A differential scale with a value creating diversification and an optimum risk profile  _____  A consistent growth company
Trusted and strong brands  _____  An excellent execution track record
An experienced and committed team
Best in class efficiency with room for further improvements
Strong financials
The right partnerships and alliances  _____  Outperforming on Corporate Sustainability
SCALE & DIVERSITY 264 million accesses1 #5 Worldwide 85% OpCF 2 from

A differential scale with a value creating diversification and an optimum risk profile
Globalby number of“Investment Grade”
GLOBLEMobie:201m
accessescountries
Broadband: 13 m
Pay TV: 2m
Regional Access market share of 30% in Latin America 3
and 20% in Europe4
ILocal #1or#2 in our markets5
Customer-centric organisation with a Multilocal and Integrated Management
l.June
2.OFC’:

02 A consistent growth company 1.Accesses data Jun-09 over Dec-00 2.OpCF: OIBDA — CapEx. Fy2000 CapEx excluding UMTS related countries

02 Trusted and strong brands Institutional Commercial top of Mind brand #1 or #2 in 90% of our markets

02 An excellent execution track record which makes us highly predictable and thus a lower risk choice (l/2) Revenues OIBDA Consistent delivery

02 An excellent execution track record which makes us highly predictable and thus a lower risk choice (2/2) Source: Morgan Stanley based an public company Fillings

02 Best in class efficiency with room for further improvements



Efficiency Ratio (%):
(OpEx + CapEx)/Revenues 2008
100%
80%
60%
40%
20%
0%
75.5
78.0
80.1
80.8
81.2
82.6
85.4
88.9
Telefónica
FT
TI
AMX
ATT
DT
VZ
BT

Source: Morgan Stanley. Internal data for Telefónica, (Operating expenses + CapEx - Internal expenses capitalized in fixed assets)/Revenue. CapEx figure excludes Real Estate Efficiency Program of T.España and spectrum licenses

Telefónica 19

02 Best in class efficiency with room for further improvements
IB5 Jc
Source: Morga n Stanley. Internal data for TelefiSnlca. (Operating eapenses 4 CapEx — Internal expenses capitalized to fixed assetsJ/Reuenue. CapEx figure endudei Real Estate Efficiency Program of T.Etpa na and spectrum licenses

02 We benefit from a strong balance sheet and generate substantial cash-flow..
iHiLHjllKIT
Net financial
Outlook upgrade from stable to positive by Moody’s last Feb-09,following the upgrades performed by Fitch, S&P and JCR to A or A- at the end of 2008
1.Calculated baiEd an 2QQ7 DIBDA figure excluding netul(s an theiale of fixed assets
2.iourte: Hank of America Merrill Lynch, nternal data for Telefonica. fCh For fsls-’onica reflects the amount of mh-floiw available re-munEfate Telefonica SA share holdE rMB protect solvency levels(flnanclaI debt and con1 r itments! a“B to acoynmcKlateitratEj; cflex bihty

02 ...that allows us to offer the best-in-class shareholders’ return among our peers Source: B’Twri’Serg

02 We are capturing significant value by leveraging our global scale and our alliances
Combined customer base: 368 m (Jun-09)
Economies of scale in European footprint, joint
developments and implementation of
commercial and operational best practices
Synergies:
On track to meet synergies targets
Combined customer base: 548 m (Jun-09)
Mutual investment agreement:
Telefonica:from 5.38% to -8% In China Unicom
China Unicom: -0.88% in Telefonica
Extraordinary leverage vis a vis third parties
(equipment & devices, VAS & innovative platforms,...)

02 Outperforming on Corporate Sustainability
Dow Jones Sustainability Indexes
Himhif rew,’lQ
DJSI: “Corporate Sustainability is a business approach to create long term shareholder value by embracing opportunities and managing risks deriving from economic,environmental and social developments”

02 All these strengths allow Telefonica tofullfill our stakeholders’ expectations

02 What makes us a differential player in this growth industry?

02 Our main strategic challenges fully capturing revenue growth potential transformation to keep growing profitaly

A growth industry still ahead

Customer focus and consistency will drive our strategic actions

02 ...and transformation will reinforce profitable and sustainable growth

A new operating model


Operational activity
Commercial activity
Network
IT
Processes

Reinforced by our scale and strategic alliances

1. One Multiaccess network to enable growth and efficiency
2. IT strategy as a key transformation enabler
3. Evolve towards a complete online company
4. Operational excellence will release resources for growth
5. Commercial efficiency tailored to local market conditions

Telefónica 30

and transformation will reinforce profitable and sustainable growth

Operating targets to become the best Company in the digital world FY 2012E Operational Targets CSI leaders across footprint by 2012 * Outperforming the industry in market share Churn improvement to 1.9% (-0.3 p.p. from 2008 to 2012E) Efficiency ratio1 improvement of ~ 4 p.p vs 2008

What makes us a differential player in this growth industry?

Guidance will lead to a sustainable growth and an even lower risk profile...

while improving our capacity to turn growth into CASH 1. Assuming constant exchange rates as of 2008 and excludes changes in consolidation. Croup CapEx excludes Real State efficiency Program of T.Espana and spectrum licenses 2. OpCF: 0’ ED.-CapEx. 2008 adjusted figures for guidance exclude gecable capital gai n (C 143 m) a nd the application of provisions made In T.E uropE in respect of potential contigencies deriving from the past disposal of shareholdings, one these risks had dissipaced or had not materlallzed (C174 m1. includes 9 months or” consolidation of Telerr In Tlatam. Figures for guidance IHU me 2003 constant FX (average FX in 200E! and exclude cha changes in consolidation.”. In terms or” guidance calculation CH EDA exclude capital gains and IOSSES from sale of corrpaniES and write-offs.Croup \CapEx ExcLdes Real itite tfic Enry ITojjraTi of “.Esaana and spEctrum McEnses

With this Plan,Telefonica will become a company more... 1. Includes V. Espana and T. Europe 2. Assum ing constant exchange ‘ate* at of 2MB (average FKOfi) and excludes changes in consolidation. K of revenues ‘rom subsidiaries and other companies not shown in the graph 3. Mobil e. voice and access. SlhKconsum ing voice and small screen connectivity are counting both in mobile and BE accesses 4. Includes MSB. FSB and wholesale accesses

We will continue with a great track record of turning organic growth into EARNINGS...

and into cash Reassurance of growing DPS policy

A company that wi I continue offering outstanding shareholders’returns Tactical share buybacks to be considered for FCF excesses Recently announced sta ke increase in Chi na Unicom to be paid with treasury stock l.fCf availaoleto remunerate Telefonica’* shareholders,to pro-.cct so vcncy level* [financial debt and commitments), and to accommodate strategic flexibility: Figures assuming IMS aw slant exchange rates {average exchange rates n 2COA’/ and ex-due ing changes n consolidation 2. n is Company’s intent ion to maintain fts cunrent practice so Chat dividends-will be-payable in two tranches 3. Targeted under current guidance hypothesis

Main take-a ways We a re one of the best positioned players to take advantage of this growth industry We have the right growth strategy We consistently deliver on our commitments thus we area lower risk investment case We have a committed management team for value creation We will continue to be a company focused on enhancing shareholders’ returns

Telefonica

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: October 9th, 2009	By:	/s/ Santiago Fernández Valbuena
		Name:	Santiago Fernández Valbuena
		Title:	Chief Financial Officer